Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-24705, 33-49801, 333-135991, and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, 333-89046, 333-129802, 333-143260 respectively) of our report dated June 20, 2008, relating to the statements of net assets available for benefits as of December 31, 2007 and 2006, the statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006 and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Represented Employee Savings Plan for Nine Mile Point.

/s/ PricewaterhouseCoopers LLP

Baltimore, MD
June 20, 2008